LAURA ASHLEY

27 Bagleys Lane, Fulham, London SW6 2QA
Tel. 020 7880 5100 Fax. 020 7880 5200
www.lauraashley.com

Please reply to Fax No: 020 7880 5111

PROCESSED
JAN 2 2 2003
THOMSON
FINANCIAL

03 JAN 10 AM 9:18

8 January 2003

BY SWIFTAIR

03003056

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, NW
Washington DC 20549
USA

SUPPL

Dear Sir

LAURA ASHLEY HOLDINGS plc
FILE NO 82-1356

Pursuant to the exemptions granted to Laura Ashley Holdings plc (the "Company") under Rule 12g3-2 (b) of the Securities Exchange Act of 1934, as amended, please find enclosed an announcement released to the London Stock Exchange by the Company.

Please receipt stamp the enclosed copy of this letter and return it to the undersigned in the envelope provided.

Yours faithfully

pp Ann. E. Mantz
Company Secretary

dw 1/14

cc. Mr. Brian Teitelbaum (Citibank)

03 JAN 10 AM 9: 10

8 January, 2003

Laura Ashley Holdings plc
("Laura Ashley" or "the Company")

Trading Update for 23 week period ended 4 January 2003

- Like-for-like sales up 5%.
- Like-for-like margins in UK slightly lower.
- Like-for-like margins in Continental Europe adversely affected by discounting of stock in stores earmarked for closure and continued economic downturn in the region
- Christmas trading below expectations:
  - Sales lower than budget - like-for-like sales were up by 6%.
  - Margins lower than budget and on a like-for-like basis, due largely to discounting of stock – especially in Continental Europe.
- Group result before tax and exceptional items for the full year substantially lower than expectations - but anticipated to be in the range of break-even.

Group and UK Sales

During the 23 week period ended 4 January 2003, total like-for-like sales for the Group were up by 5%, with home furnishing sales up 6% and women's fashion sales up by 3%.

Total like-for-like sales in the UK were up 7%, while margins were slightly lower than those achieved in the same period last year.

Continental Europe

In the second half, our operations in Continental Europe have worsened, and following the recent announcement of store closures it has been necessary to discount stock in those stores scheduled to close. Total like-for-like sales were down by 7% and margins were down significantly. We continue to seek Franchise partners and are actively involved in discussions in some countries. We continue to review underperforming stores in the region.

Christmas Trading

For the six week Christmas period ended 4 January 2003, total like-for-like sales for the Group were up on the prior period by 6%, with home furnishing sales up 11% and women's fashion sales down 2%. Total like-for-like sales in the UK were up 7%, but down 3% in Continental Europe.

Despite the overall strong like-for-like performance, trading performance in Fashion and margin performance in both Home Furnishings and Fashion during the Christmas period were lower than our expectations. This was due to unexpectedly high levels of discounting and a change in the product mix in home furnishings.

As a result of this disappointing performance over the key Christmas period, it is now anticipated that the Group's trading results will be substantially lower than current market forecasts. The current retail market backdrop makes forecasting unusually difficult at this time but we anticipate, based on the information we now have available, that the result before tax and exceptional items for the year ending 25 January 2003 will be broadly in the range of break-even.

Enquiries

Tom Buchanan Katya Reynier Deborah Spencer	Brunswick	020 7404 5959